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                                                 Filed by SONICblue Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company:  Sensory Science Corporation
                                                   Commission File No. 333-59258



                THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
                     SONICblue INCORPORATED ON JUNE 12, 2001


                SONICBLUE UNVEILS PLAN TO RETURN TO PROFITABILITY

                        Company Provides Financial Model


     SANTA CLARA, Calif. - June 12, 2001 - SONICblue(TM) Incorporated (Nasdaq:
SBLU), a leader in the converging Internet, digital media and consumer device markets, today announced its pro forma business model for the balance of 2001 and for full year fiscal 2002, including plans to achieve profitable operating income and cash flow early in 2002.

     The Company indicated that continued strong revenue growth, improved supply chain performance and overhead cost cutting measures are the key components of its business model and the primary factors driving the Company's return to profitability. The Company also indicated that the model provides for revenue growth of approximately 50 percent per year over the next two years through a combination of organic growth and acquisition. As part of the Company's cost cutting measures, it announced that it has undergone a 30 percent reduction in its workforce. In addition, the Company announced that it will take a $120 million charge for severance, excess inventory and other asset write-offs. The Company also announced today its intent to monetize approximately 50 percent of its UMC holding through a derivative transaction during Q3.

     "Our financial model will allow us to focus on rapidly expanding our leadership position in the digital media markets we have targeted and to effectively integrate our pending acquisitions of ReplayTV and Sensory Science," said Ken Potashner, CEO and chairman, SONICblue. "We believe we have positioned the Company to successfully compete in what we believe will be a high growth market. We have accumulated the technology, products and resources to deliver compelling customer solutions. We have embarked on establishing partnerships with industry leaders that will leverage our expertise and add further value to our offerings."

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     John Todd, chief financial officer and chief operating officer for
SONICblue, added, "The actions we are taking today are intended to provide the Company with a sustainable business model that will substantially improve operating performance. Continued strong revenue momentum, coupled with cost cutting actions through supply chain management and cutting unnecessary overhead costs, will be the primary factors that drive this model, as indicated by our recent reduction in workforce. We will increase the flexibility of our capital structure through the monetization of approximately one-half of our position in UMC, through a derivative instrument that we expect to implement over the course of the next three months. Our entire position in UMC entails 283 million UMC TAIEX shares, which are currently valued at approximately $500 million based on current exchange rates and market prices. This action should eliminate initial tax consequences for the Company and enables us to continue benefiting from potential growth in this investment."

ABOUT SONICBLUE'S VISION

     The Company's Rio products are experiencing substantial success in the portable space and are rapidly transitioning from a niche, early adopter user base to a much larger mainstream consumer user base. Leveraging this success, SONICblue has succeeded in making key inroads into the home and car audio markets with recently released products and is poised to announce a revolutionary Rio home audio product in the third quarter that will serve as a strategic building block for its long-term vision, the Company said. Beyond digital audio, SONICblue is making significant progress in the area of information appliances through the rollout of its frontpath-branded ProGrear product. A radical departure from the tethered computing technology of yesterday, ProGear is initially targeted at vertical markets. frontpath plans to quickly migrate into the home with a product that will serve as a wireless, broadband platform for SONICblue's digital vision. Complementing the Rio and frontpath offerings, the Company is making significant investments in digital video capabilities through the acquisitions of ReplayTV and Sensory Science. These pending acquisitions are scheduled to close during this quarter and the Company believes that the completion of both deals will lead to media products and services that will establish SONICblue as a leader in the digital home market.

INVESTOR CONFERENCE CALL

     Ken Potashner and John Todd will host an investor conference call tomorrow, June 13, 2001 at 8:00 a.m., Eastern Time, to review the Company's business outlook. The domestic dial in number for the call is: (888) 566-5774, international: (312) 470-7366; Leader: Ken Potashner; Passcode: Investor. The call will also be open to all interested investors through a live audio webcast via the Internet at www.SONICblue.com and www.streetfusion.com.


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     A telephonic playback of the conference call will begin on Wednesday,
June 13, 2001 at 9:00 a.m. Eastern Time and will be available through 5:00 p.m. Eastern Time, June 20, 2001. Listeners should call (888) 562-3878 (domestic) or
(402) 220-6518 (international). For those who are not available to listen to the live webcast, the call will be archived through 5:00 p.m. Eastern Time, June 20, 2001, on both web sites.

ABOUT SONICBLUE INCORPORATED (WWW.SONICBLUE.COM)

     SONICblue is a leader in the converging Internet, digital media and consumer device markets. Working with partners that include some of the biggest brands in consumer electronics, SONICblue creates and markets products that let consumers enjoy all the benefits of a digital home and connected lifestyle. SONICblue holds significant financial assets, global marketing capabilities and a focused technology portfolio that includes Rio digital audio players, HomeFreeTM home networking solutions, DiamondTM Internet access products and frontpathTM Information Appliances.

                                      # # #


FOR MORE INFORMATION:

SONICBLUE INVESTOR CONTACT:              SONICBLUE PRESS CONTACT:
Tracy L. Perry                           Heather Stanger
(408) 588-8086                           (408) 588-8060
ir@sonicblue.com                         hstanger@sonicblue.com
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Except for the historical information contained herein, the matters set forth in this press release, including statements as to the Company's business model and plans to achieve profitable operating income and cash flows, expectations regarding revenue growth, sources of revenue, expenses, market growth, operating performance, product development, product releases and the Company's competitive position, the intended monetization of the Company's UMC shares and the expected closing dates and benefits of pending acquisitions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private
Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, manufacturing difficulties, possible delays in the release of products, general market fluctuations, the Company's ability to implement its business model, complete acquisitions and integrate acquired businesses, the impact of technological developments and competitive products and other risks detailed from time to time in SONICblue's SEC reports, including its quarterly report on Form 10-Q for the period ended March 31, 2001.
These forward-looking statements speak only as of the date hereof. SONICblue disclaims any intention or obligation to update or revise any forward-looking statements. SONICblue, HomeFree, Diamond and frontpath are trademarks of
SONICblue. Rio is a registered trademark of RioPort, Inc. and is used by
SONICblue under license from RioPort, Inc. Other marks referenced herein are the property of their respective owners.

ADDITIONAL INFORMATION

SONICblue has filed with the SEC a Registration Statement on Form S-4 and a definitive proxy statement/prospectus pursuant to Securities Act Rule 424(b)(3) concerning the proposed merger transaction with

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Sensory Science Corporation. Investors are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by SONICblue free of charge by requesting them in writing from SONICblue Incorporated, 2841 Mission College Blvd., Santa Clara, CA
95054, Attention: Investor Relations, or by telephone at 408/588-8086. You may obtain documents filed with the SEC by Sensory Science free of charge by requesting them in writing from Sensory Science Corporation, 7835 East McClain
Drive, Scottsdale, AZ 85260-173-2, Attention: Corporate Communications Manager, or by telephone at 480/905-9623.

THE FOLLOWING FINANCIAL MODEL IS BASED ON CURRENT EXPECTATIONS. THIS FINANCIAL
MODEL IS FORWARD-LOOKING, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. THIS
FINANCIAL MODEL DOES NOT INCLUDE THE POTENTIAL IMPACT OF ANY MERGERS,
ACQUISITIONS OR OTHER BUSINESS COMBINATIONS, OTHER THAN THE PENDING ACQUISITIONS
OF REPLAYTV, INC. AND SENSORY SCIENCE CORPORATION.

CURRENT TRENDS IN GLOBAL ECONOMIC CONDITIONS MAKE IT PARTICULARLY DIFFICULT AT
PRESENT TO PREDICT PRODUCT DEMAND AND OTHER RELATED MATTERS.

                             SONICBLUE INCORPORATED
                                   (MILLIONS)

                                          2001               2002
                                          ----               ----
REVENUE                                  $175.0             $300.0

GROSS MARGIN                              $19.6              $70.8
%                                          -11%                24%

OPERATING EXPENSES                        $99.5              $59.6

OPERATING INCOME/(LOSS)                 ($119.1)             $11.2

AMORTIZATION OF INTANGIBLES              ($51.2)            ($57.9)
OTHER INCOME/(EXPENSE)                   ($15.8)            ($16.0)
INCOME TAX BENEFIT/(EXPENSE)              $48.1               $0.0

NET LOSS                                ($138.0)            ($62.7)
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